  Exhibit 99.1

TRILOGY INTERNATIONAL PARTNERS INC. REPORTS FIRST QUARTER 2021 RESULTS

●
Continued growth in New Zealand Service revenues during the first quarter, which increased by 21%, over the same period last year, inclusive of a 13% foreign currency benefit.
●
Expansion of New Zealand postpaid mobile base driven by B2B; B2B mobile customers increased by 20% compared to the first quarter of 2020.
●
New Zealand Segment Adjusted EBITDA increased $4.2 million, or 15%, over the first quarter of last year on an organic basis, which excludes the impact of the new revenue standard, a year-over-year headwind of 2%, and a foreign currency exchange benefit of 13%. New Zealand Segment Adjusted EBITDA, as reported, increased by $6.8 million, or 26%, over the first quarter of last year.
●
Bolivian customer acquisition and revenues continue to be under pressure; however, effective cost management resulted in sequential growth of Segment Adjusted EBITDA.
●
Trilogy announced exchange offer and consent solicitation which is expected to extend debt maturity dates to May 2023.

BELLEVUE, Washington (May 11, 2021) – Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the first quarter of 2021.

“We are pleased with the continued strong performance of our New Zealand business,” said Brad Horwitz, President and CEO. “Our B2B customer base continues to ramp up, underpinning our sustained postpaid mobile growth.”

“Our financial results continue to improve, on both a year-over-year and sequential basis. In March, 2degrees’ service revenues for the month reached approximately $50 million NZD for the first time. Further, in the first quarter consolidated Adjusted EBITDA increased 20% as our year-over-year organic Segment Adjusted EBITDA growth in New Zealand more than offset pandemic-related weakness in our Bolivia operating results.”

“We remain enthusiastic about the continued growth opportunities in New Zealand. 5G is on the near-term horizon, and we continue to make progress executing our strategy and 5G network deployment. Further, we have made progress with respect to a potential IPO of our New Zealand business and have begun preparations to list on the New Zealand Stock Exchange and Australian Securities Exchange by the end of the year.”

Consolidated Financial Highlights

	Three Months Ended March 31,
(US dollars in millions unless otherwise noted, unaudited)	2021	2020	% Chg

Total revenues	169.3	152.8	11%

Service revenues	138.2	127.8	8%

Net loss	11.7	17.3	(32%)
Net loss margin(1)	8.5%	13.5%	(5.0)pts

Adjusted EBITDA(2)	32.9	27.4	20%
Adjusted EBITDA margin(2) (3)	23.8%	21.4%	2.4pts

pts - percentage points
Notes:
(1)Net loss margin is calculated as Net loss divided by Service revenues.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Trilogy International Partners Inc.	First Quarter 2021

Conference Call Information

Call Date: Wednesday, May 12, 2021
Call Time: 10:30 a.m. (PT)

North American Toll Free: 1-888-506-0062
International Toll: +1-973-528-0011
Entry Code: 708411

Online info (audio only): https://www.webcaster4.com/Webcast/Page/2180/40830

Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

North American Toll Free: 1-877-481-4010
International Toll: +1-919-882-2331
Replay Access Code: 40830

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), an international wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have successfully bought, built, launched and operated communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand (Two Degrees Mobile Limited, referred to below as “2degrees”) and Bolivia (Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A., referred to below as “NuevaTel”), is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand and Bolivia.

Unless otherwise stated, the financial information provided herein is for TIP Inc. as of March 31, 2021.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia. Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker, who assesses performance of the segments and allocates resources primarily based on the financial measures of revenues and Segment Adjusted EBITDA). The nature of the business of the Segments is as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand
Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data and networking for New Zealand consumers, businesses and governments.

About this press release

No money is currently being sought and no shares or other financial products in 2degrees can currently be applied for or acquired under any offer or intended offer. If an offer of 2degrees shares or other financial products is made, the offer will be made in accordance with the Financial Markets Conduct Act 2013 (New Zealand) and the securities laws of all other applicable jurisdictions. Any decision to offer 2degrees shares or other securities is subject to a continuing assessment of market conditions.

Trilogy International Partners Inc.	First Quarter 2021

This press release contains information about our business and performance for the three months ended March 31, 2021, as well as forward-looking information and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with U.S. GAAP. In our discussion, we also use certain non-U.S. GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

Certain amounts in the prior period Condensed Consolidated Statements of Cash Flows related to restricted cash have been reclassified to conform to the current quarter’s presentation.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted the new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. For further information see “Note 13 – Revenue from Contracts with Customers” to the Condensed Consolidated Financial Statements for the period ended March 31, 2021 (“Condensed Consolidated Financial Statements”) filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)” and has since modified the standard with several updates (collectively, the “new lease standard”). We adopted the new lease standard on January 1, 2020, using the modified retrospective method. This method results in recognizing and measuring leases at the adoption date with a cumulative-effect adjustment to opening retained earnings/accumulated deficit. Financial information prior to our adoption date has not been adjusted. The adoption of the new lease standard resulted in the recognition of an operating lease right of use asset and an operating lease liability as of the adoption date. The adoption of the new lease standard did not have a material impact on the Condensed Consolidated Statements of Operations and Comprehensive Loss or the Condensed Consolidated Statement of Cash Flows. For further information, see “Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies” and “Note 15 – Leases” to the Condensed Consolidated Financial Statements.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	March 31, 2021	December 31, 2020	% Change
End of period NZD to USD exchange rate	0.70	0.72	(3%)

	Three Months Ended March 31,
	2021	2020	% Change
Average NZD to USD exchange rate	0.72	0.63	13%

NZD amounts reflect the USD amount as converted according to the average NZD/USD exchange rates as presented in the table above.

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in the Condensed Consolidated Financial Statements and related notes for the period ended March 31, 2021 are a result of rounding. Information is current as of May 11, 2021 and was approved by TIP Inc.’s Board of Directors. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Trilogy International Partners Inc.	First Quarter 2021

Additional information relating to TIP Inc., including our financial statements, Management’s Discussion and Analysis for the three months ended March 31, 2021, and for the year ended December 31, 2020, Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

In response to these policies, our operations executed their business continuity plans. We continue to focus on protocols to protect the safety of our employees and provide critical infrastructure services and connectivity to our customers.

During the prior year and continuing through the filing date of the Condensed Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia.

In New Zealand, the government’s swift and significant response during 2020 had an immediate impact on customer acquisition and revenues, and 2degrees undertook actions to mitigate impacts throughout the prior year. However, as movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (see Note 17 – Segment Information to the Condensed Consolidated Financial Statements), began to improve sequentially in the latter part of 2020 and continuing into the first quarter of 2021 as compared to the initial months of the pandemic. There continues to be uncertainty for 2degrees regarding the future effect of COVID-19 on the New Zealand economy and related responses by the government, regulators and customers. More specifically, 2degrees continues to face a risk of increased bad debt expense and continued suppression of roaming revenues as international travel is restricted, although to date we have not yet observed a significant increase in bad debt expense in New Zealand.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand. Over the course of 2020 and continuing through the first quarter of 2021, as compared to the periods before the pandemic, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior.

Additionally, continuing into early 2021, societal and movement restrictions in Bolivia have resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses during the periods impacted by the pandemic and continuing through the three months ended March 31, 2021. These net losses impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel’s deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel’s net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s net deferred tax asset balance in the prior year and have continued to retain a full reserve through March 31, 2021. Management will continue to assess the need for a valuation allowance in future periods.

As it relates to NuevaTel’s long-lived assets, including property and equipment and license costs and other intangible assets, the impact of the pandemic to date has been relatively brief as compared to the related asset lives and thus has not resulted in events or changes in circumstances that indicate asset carrying values may not be recoverable as of March 31, 2021. The recoverability of these long-lived assets is based on expected cash flows over the life of the assets as opposed to the ability to generate net income or taxable income in the near term. However, an ongoing or sustained impact on NuevaTel’s financial performance could cause management to change its expectation with respect to NuevaTel’s ability to generate long-term cash flows and thus trigger a review of long-lived assets for impairment. Specifically, if NuevaTel’s business does not experience an improvement in key financial metrics, including revenue growth, subscriber stability and increased Segment Adjusted EBITDA over the course of fiscal year 2021, the expectation of recoverability of long-lived assets could change. Further, we note that while financial metrics have been significantly impacted by the pandemic, demand for telecommunication services and the importance of connectivity for the communities we serve have never been more critical. Management will continue to monitor financial and operational metrics over the course of fiscal year 2021 and evaluate whether facts and circumstances have changed and testing of assets for impairment is required. The balances of NuevaTel’s long-lived assets subject to recoverability consideration are material.

Trilogy International Partners Inc.	First Quarter 2021

NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $30.9 million of cash, cash equivalents and restricted cash at NuevaTel as of March 31, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the three months ended March 31, 2021. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at NuevaTel.

As we look ahead, the New Zealand government continues to focus on a strategy of virus containment and elimination to manage COVID-19. This strategy has provided the citizens of New Zealand a largely unrestricted lifestyle, with the exception of international border closures. However, the strategy of virus elimination requires the government to swiftly enact restrictions, which can impact the mobility of citizens and the business operating environment. Additionally, continued border closures have significantly impacted roaming revenues and these revenues will remain under pressure until borders are reopened and international travel resumes. In April, the New Zealand and Australian governments created a travel bubble which provides quarantine-free travel between Australia and New Zealand. This quarantine-free travel between these two countries will be subject to protocols and at times may be paused if outbreaks of the virus occur within either of the travel regions. International travel borders, outside of the Australian travel bubble, will likely remain closed through most of 2021. The New Zealand government has initiated its COVID-19 vaccine rollout plan, which will provide a vaccine free to anyone in New Zealand. The New Zealand government has implemented a number of stimulus efforts over the past year to support the citizens of the country and the economy. Recently, the government has ended many of these programs, which may have an adverse impact on the New Zealand economy and could impact our customers and our business, including an increase in bad debt expense and an impact on ARPU (see “Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions” in the Management’s Discussion and Analysis).

In Bolivia, new COVID-19 cases have begun to increase recently following another wave of infections in late January. This increase in case counts has prompted local governments within Bolivia to reduce mobility to prevent the spread of the virus. However, these restrictions are less severe than during the early stages of the pandemic, and typically are limited to nighttime curfews and restriction of larger gatherings. With the slower rollout of vaccinations within the country, it is likely the authorities within Bolivian will continue to respond quickly to rising levels of virus infection by implementing restrictions to control the virus. Depending on the level of restrictions, this could have an adverse impact on our revenues from our mobile services and related revenues. Additionally, economic uncertainty within Bolivia continues to persist and the risk of elevated levels of bad debt expense in the future remains. Also, recent legislation in Bolivia requires telecom providers to refrain from disconnecting customers in localities in which pandemic emergencies are declared. Until there is further clarity on the containment of COVID-19 and an economic recovery, we will continue to focus on managing NuevaTel’s working capital and capital expenditures.

The COVID-19 pandemic and the related governmental responses in our markets continue to evolve, and the macroeconomic consequences may persist, even after strict quarantine measures have generally been lifted. Nevertheless, we continue to believe in the resilience and critical nature of the telecommunications services that we provide to our customers.

Trilogy International Partners Inc.	First Quarter 2021

Consolidated Financial Results

	Three Months Ended March 31,
(US dollars in millions unless otherwise noted, unaudited)	2021	2020	% Chg

Revenues
New Zealand	134.3	108.5	24%
Bolivia	35.0	44.1	(21%)
Unallocated Corporate & Eliminations	0.1	0.3	(65%)
Total revenues	169.3	152.8	11%

Total service revenues	138.2	127.8	8%

Net loss	11.7	17.3	(32%)
Net loss margin(1)	8.5%	13.5%	(5.0)pts

Segment Adjusted EBITDA
New Zealand	32.9	26.2	26%
Bolivia	3.2	5.0	(36%)
Unallocated Corporate & Eliminations	(3.3)	(3.8)	14%
Adjusted EBITDA(2)	32.9	27.4	20%
Adjusted EBITDA margin(2)(3)	23.8%	21.4%	2.4pts

Cash used in operating activities	(5.3)	(13.1)	60%

Capital expenditures(4)	11.2	16.1	(30%)
Capital intensity	8%	13%	(4)pts
pts - percentage points
Notes:
(1)Net loss margin is calculated as Net loss divided by Service revenues.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(4)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Trilogy International Partners Inc.	First Quarter 2021

Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended March 31,
(US dollars in millions unless otherwise noted, unaudited)	2021	2020	% Chg

Revenues
Wireless service revenues	75.8	64.9	17%
Wireline service revenues	26.2	18.8	39%
Non-subscriber international long distance and other revenues	1.5	1.7	(13%)
Service revenues	103.4	85.3	21%
Equipment sales	30.9	23.1	33%
Total revenues	134.3	108.5	24%

Segment Adjusted EBITDA	32.9	26.2	26%
Segment Adjusted EBITDA margin(1)	31.8%	30.7%	1.2pts

Capital expenditures(2)	10.2	13.6	(26%)
Capital intensity	10%	16%	(6)pts

Subscriber Results

	Three Months Ended March 31,
(Thousands unless otherwise noted, unaudited)	2021	2020	% Chg

Postpaid
Gross additions	19.1	22.7	(16%)
Net additions	4.6	7.6	(39%)
Total postpaid subscribers	516.4	486.1	6%
Prepaid
Net (losses) additions	(31.8)	21.4	(249%)
Total prepaid subscribers	939.5	1,001.6	(6%)
Total wireless subscribers	1,455.9	1,487.7	(2%)

Wireline
Gross additions	10.9	13.0	(16%)
Net additions	2.4	6.9	(65%)
Total wireline subscribers	134.2	114.8	17%
Total subscribers	1,590.1	1,602.5	(1%)

Monthly blended wireless ARPU ($, not rounded)	17.19	14.68	17%
Monthly postpaid wireless ARPU ($, not rounded)	31.95	29.31	9%
Monthly prepaid wireless ARPU ($, not rounded)	9.19	7.38	25%
Monthly residential wireline ARPU ($, not rounded)	55.27	44.46	24%
Blended wireless churn	2.6%	2.2%	0.4pts
Postpaid churn	1.0%	1.2%	(0.2)pts
pts - percentage points
Notes:
(1)Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Service revenues.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Trilogy International Partners Inc.	First Quarter 2021

Revenues

New Zealand total revenues increased by $25.8 million, or 24%, for the three months ended March 31, 2021, compared to the same period in 2020, primarily due to an increase in service revenues. Additionally, service revenues and total revenues for the quarter were impacted favorably by a 13% increase in foreign currency exchange.

Service revenues increased by $18.1 million, or 21%, for the three months ended March 31, 2021, compared to the same period in 2020. Excluding the impact of foreign currency exchange, service revenues increased by $6.7 million, or 7%, compared to the same period in 2020. The increase in reported service revenues was primarily due to the following:
●
Postpaid service revenues increased by $6.9 million, or 16%, compared to the first quarter of 2020. Excluding the impact of foreign currency exchange, postpaid service revenues increased by $1.2 million, or 3%, compared to the first quarter of 2020. The increase in revenues was primarily due to a 6% increase in our postpaid subscriber base at the end of the first quarter of 2020 compared to the first quarter of 2020, partially offset by a $1.0 million decline of high margin roaming revenues in the quarter as New Zealand’s borders remained closed due to COVID-19;
●
Prepaid service revenues increased by $4.4 million, or 20%, compared to the first quarter of 2020. Excluding the impact of foreign currency exchange, prepaid service revenues increased by $1.5 million, or 6%, compared to the first quarter of 2020. This was driven primarily by an increase in prepaid ARPU as subscribers continued to adopt higher value plans; and
●
Wireline service revenues increased by $7.4 million, or 39%, compared to the first quarter of 2020. Excluding the impact of foreign currency exchange, wireline service revenues increased by $4.9 million, or 23%, compared to the first quarter of 2020. This increase was driven primarily by a 17% year-over-year growth in the wireline customer base, coupled with an increase in wireline ARPU.

Segment Adjusted EBITDA

Segment Adjusted EBITDA increased by $6.8 million, or 26%, for the three months ended March 31, 2021, compared to the same period in 2020. On an organic basis Segment Adjusted EBITDA increased by $4.2 million, or 15%, compared to the same period in 2020, which excludes the impact of the new revenue standard, a year-over-year headwind of 2%, and a foreign currency exchange benefit of 13%. The 26% reported increase in Segment Adjusted EBITDA was primarily the result of the aforementioned increases in revenues and the following increases in operating expenses:
●
Cost of service increased by $4.6 million, or 15%, primarily due to an increase in foreign currency exchange. Excluding the impact of foreign currency exchange, cost of service increased due to an increase in transmission expense associated with the growth in broadband subscribers coupled with other individually insignificant items. These increases were partially offset by a decrease in combined network sharing and national roaming costs due to a network sharing agreement which commenced in the second quarter of 2020;
●
Sales and marketing increased by $1.5 million, or 11%, primarily due to an increase in foreign currency exchange. Excluding the impact of foreign currency exchange, sales and marketing costs declined modestly primarily due to a decrease in advertising, promotion and event sponsorship costs as a result of higher campaign expenses in early 2020, as compared to 2021. These declines were partially offset by an increase in commission expense associated with higher amortization expense relating to certain contract acquisition costs capitalized beginning upon adoption of the new revenue standard on January 1, 2019; and
●
General and administrative increased by $3.3 million, or 22%, primarily due to an increase in foreign currency exchange. Excluding the impact of foreign currency exchange, the increase was $1.3 million, or 8%. This increase was primarily due to an increase in credit and collections costs as a result of a $1.8 million one-time benefit in the first quarter of last year, associated with 2degrees’ improvements in collections of Equipment Installment Plan (“EIP”) receivables which were previously sold. This increase was partially offset by a decrease in bad debt expense in the first quarter of 2021 due to improved credit management and collections processes; and
●
Cost of equipment sales increased $9.5 million, or 40%. Excluding the impact of foreign currency, the increase was $6.4 million, or 24%, primarily due to an increase in the volume of sales of higher priced devices to new and existing subscribers in 2021 compared to 2020.

Capital Expenditures

Capital expenditures decreased $3.5 million, or 26%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, capital expenditures declined $5.3 million, or 34%, and is mainly the result of timing of spending on certain capital projects.

Trilogy International Partners Inc.	First Quarter 2021

Bolivia

Financial Results

	Three Months Ended March 31,
(US dollars in millions unless otherwise noted, unaudited)	2021	2020	% Chg

Revenues
Wireless service revenues	34.1	41.8	(18%)
Non-subscriber international long distance and other revenues	0.6	0.5	25%
Service revenues	34.7	42.2	(18%)
Equipment sales	0.2	1.8	(88%)
Total revenues	35.0	44.1	(21%)

Segment Adjusted EBITDA	3.2	5.0	(36%)
Segment Adjusted EBITDA margin(1)	9.2%	11.8%	(2.6)pts

Capital expenditures(2)	1.0	2.4	(57%)
Capital intensity	3%	6%	(3)pts

Subscriber Results

	Three Months Ended March 31,
(Thousands unless otherwise noted, unaudited)	2021	2020	% Chg

Postpaid
Gross additions	15.5	13.5	15%
Net losses	(12.3)	(10.6)	(16%)
Total postpaid subscribers	246.7	309.0	(20%)
Prepaid
Net losses	(54.6)	(43.7)	(25%)
Total prepaid subscribers	1,404.7	1,423.4	(1%)
Total wireless subscribers(3)	1,713.2	1,796.1	(5%)

Monthly blended wireless ARPU ($, not rounded)	6.51	7.63	(15%)
Monthly postpaid wireless ARPU ($, not rounded)	20.30	20.65	(2%)
Monthly prepaid wireless ARPU ($, not rounded)	3.81	4.51	(16%)
Blended wireless churn	9.0%	7.1%	1.9 pts
Postpaid churn	3.6%	3.2%	0.4 pts

pts - percentage points
Notes:
(1)Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Service revenues.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.
(3)Includes public telephony, fixed LTE and other wireless subscribers.

Revenues

Bolivia total revenues declined by $9.1 million, or 21%, for the three months ended March 31, 2021, compared to the same period in 2020, due to a decrease in service revenues of $7.5 million, or 18%, largely resulting from the impacts of COVID-19 on the operating environment. Postpaid service revenues declined by $4.1 million, or 21%, compared to the same period last year primarily due to a 20% decline in the subscriber base. Prepaid service revenues declined by $3.2 million, or 16%, primarily due to a 16% decrease in prepaid ARPU due to lower voice traffic, and continued data pricing pressure.

Trilogy International Partners Inc.	First Quarter 2021

Segment Adjusted EBITDA

Segment Adjusted EBITDA declined by $1.8 million, or 36%, for the three months ended March 31, 2021, compared to the same period in 2020, primarily due to the aforementioned decrease in total revenues which was mostly offset by a decline in operating expenses of $8.2 million, or 17%, primarily due to the following:
●
Cost of service declined by $1.8 million, or 9%, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of our network, coupled with a decrease in site maintenance expense as well as other individually insignificant items;
●
Sales and marketing declined by $2.6 million, or 31%, primarily due to a decrease in salaries and wages and outsourcing costs as a result of a workforce reduction which occurred during the fourth quarter of 2020;
●
General and administrative declined by $1.6 million, or 19%, primarily due to a decrease in salaries and wages as a result of the aforementioned workforce reduction. Additionally, consulting costs as well as other individually insignificant items contributed to the decline; and
●
Cost of equipment sales declined by $1.6 million, or 70%, primarily due to a decrease in the volume of handsets sold during the first quarter of 2021 compared to the same period last year.

Capital Expenditures

Capital expenditures declined by $1.4 million, or 57%, for the three months ended March 31, 2021 compared to the same period in 2020, mainly due to the timing of spending and delays in certain projects impacted by the COVID-19 pandemic.

Trilogy International Partners Inc.	First Quarter 2021

 Review of Consolidated Performance

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2021	2020	% Chg

Consolidated Adjusted EBITDA(1)	32.9	27.4	20%
Consolidated Adjusted EBITDA margin(1)(2)	23.8%	21.4%	2.4 pts

(Deduct) add:
Interest expense(3)	(13.3)	(11.4)	(17%)
Change in fair value of warrant liability	0.1	(0.1)	206%
Depreciation, amortization and accretion	(28.2)	(26.0)	(9%)
Income tax expense	(3.6)	(3.1)	(17%)
Other(4)	0.4	(4.1)	109%
Net loss	(11.7)	(17.3)	32%

pts - percentage points
Notes:
(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(3)Finance costs includes Interest expense. For a description of these costs, see "Finance costs" below.
(4)Other includes the following: Equity-based compensation, Gain on disposal of assets and sale-leaseback transaction, Transaction and other nonrecurring costs and Other, net.

Earnings per share

	Three Months Ended March 31,
(US dollars in millions except per share data, unaudited)	2021	2020

Net loss attributable to Trilogy International Partners Inc.	(8.7)	(11.1)

Weighted Average Common Shares Outstanding:
Basic and diluted	58,787,521	57,385,527

Net loss Per Share:
Basic and diluted	(0.15)	(0.19)

Finance costs

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2021	2020	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.4	2.6	(10%)
Bolivia	0.5	0.5	9%
Corporate	10.4	8.3	25%
Total Interest on borrowings	13.3	11.4	17%

Depreciation, amortization and accretion

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2021	2020	% Chg

New Zealand	18.6	15.4	21%
Bolivia	9.6	10.4	(8%)
Corporate	-	0.1	(105%)
Total depreciation, amortization and accretion	28.2	26.0	9%

Trilogy International Partners Inc.	First Quarter 2021

Interest expense

Interest expense increased $1.9 million for the three months ended March 31, 2021 compared to the same period in 2020, primarily related to the issuance of $50 million of senior secured notes by Trilogy International South Pacific LLC (the “TISP 2022 Notes”) in 2020. See Note 7 – Debt to the Condensed Consolidated Financial Statements for further information.

Income tax (expense) benefit

Income tax expense increased $0.5 million for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to an increase in 2degrees’ income.

Other

Other income increased $4.5 million for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to a $3.0 million change in fair value of interest rate swaps in New Zealand.

Trilogy International Partners Inc.	First Quarter 2021

Managing our Liquidity and Financial Resources

As of March 31, 2021, the Company had approximately $93.3 million in cash, cash equivalents and restricted cash, of which $30.4 million was held by 2degrees, $30.9 million was held by NuevaTel and $32.0 million was held at headquarters and others. Of the $32.0 million held at headquarters and others, $30.4 million is unavailable for use in general operations due to certain restrictions in place imposed by the note purchase agreement entered into in connection with the issuance of the TISP 2022 Notes. For additional information, see Note 7 – Debt to the Condensed Consolidated Financial Statements. Cash, cash equivalents and restricted cash as of March 31, 2021 decreased $9.2 million as compared to December 31, 2020, primarily due to purchases of property and equipment, payments of debt, renewal of the license for 2degrees’ 1800 and 2100 MHz spectrum holdings and cash used in operating activities, partially offset by proceeds from the EIP receivables financing obligation.

The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior. From a cash and liquidity standpoint, NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts throughout the year, resulting in $30.9 million of cash, cash equivalents and restricted cash at NuevaTel as of March 31, 2021.

The Trilogy LLC 8.875% senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”) and the TISP 2022 Notes are scheduled to mature on May 1, 2022 unless they are refinanced or maturity dates are extended. In May 2021, the Company commenced a private exchange offer and consent solicitations to extend the maturity dates of these notes to May 2023 (“Exchange Offer and Consent Solicitations”). Contractual commitments have been received from certain existing holders of the Trilogy LLC 2022 Notes and from the holders of the TISP 2022 Notes such that the Exchange Offer and Consent Solicitations are expected to be consummated under binding and enforceable terms currently in effect. As a result, the maturity dates of the full outstanding balance of the principal amount of the combined notes are expected to be extended until May 15, 2023. See Note 18 – Subsequent Events to the Condensed Consolidated Financial Statements for additional information regarding the Exchange Offer and Consent Solicitations.

Trilogy International Partners Inc.	First Quarter 2021

Operating, investing and financing activities

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2021	2020	% Chg

Net cash (used in) provided by:
Operating activities	(5.3)	(13.1)	60%
Investing activities	(15.9)	(17.7)	10%
Financing activities	12.9	1.1	n/m
Net decrease in cash, cash equivalents and restricted cash	(8.3)	(29.8)	72%
n/m - not meaningful

Operating activities

Cash flow used in operating activities declined by $7.8 million for the three months ended March 31, 2021 compared to the same period in 2020. This decline included a reduction in tax payments in the first quarter of 2021 compared to the same period in 2020 along with the impact of other changes in working capital accounts.

Investing activities

Cash flow used in investing activities declined by $1.8 million for the three months ended March 31, 2021 compared to the same period in 2020, due to a $4.9 million decline in capital expenditures and $3.0 million in maturities and sales of available-for-sale investments in 2021. These changes were partially offset by the license renewal for 2degrees’ 1800 and 2100 MHz spectrum holdings of $6.2 million in 2021.

Financing activities

Cash flow provided by financing activities increased by $11.8 million for the three months ended March 31, 2021 compared to the same period in 2020. The increase was primarily due to a $7.5 million increase in proceeds, net of repayments, from the EIP receivables financing obligation in the first quarter of 2021 compared to the same period in 2020. For additional information regarding the EIP receivables financing obligations, see Note 7 – Debt to the Condensed Consolidated Financial Statements. The increase was also attributable to $5.1 million of dividends paid to noncontrolling interest during the three months ended March 31, 2020 while no dividends were paid in 2021.

Trilogy International Partners Inc.	First Quarter 2021

Guidance

Full Year 2021 Guidance

During the first quarter of 2021, our New Zealand business generated solid financial results with year over year growth in both service revenues and Segment Adjusted EBITDA. As a result of the stronger than expected performance to date, we are adjusting upward 2021 guidance. Our revised guidance ranges continue to contemplate muted roaming revenues due to border closures, as well as the uncertainty related to the potential economic impact of the conclusion of certain COVID-related government assistance programs in New Zealand.

Core capital expenditures guidance remains unchanged and is expected to be in the low 20s as a percentage of service revenues, compared to 18% in 2020.

(in millions)	2020 Actual	2020 Actual – Excluding the impact of New Revenue Standard(1)	2021 Guidance – Excluding the impact of New Revenue Standard and Foreign Currency	2021 Revised Guidance – Excluding the impact of New Revenue Standard and Foreign Currency

New Zealand
Service revenues	$357.0	$357.9	Increase of 2% to 4%	Increase of 4% to 6%
Segment Adjusted EBITDA	$111.4	$106.9	Increase of 2% to 4%	Increase of 4% to 6%
(1)
Excludes the effect of the implementation of ASC 606 “Revenue from Contracts with Customers” (New Revenue Standard) of ($0.9) million on service revenues and $4.5 million on Segment Adjusted EBITDA. See Note 13 – Revenue from Contracts with Customers to the Consolidated Financial Statements for additional information.

The above table outlines revised guidance ranges for selected full year 2021 New Zealand financial metrics. These ranges take into consideration our current outlook and our actual results for 2020 and the first quarter of 2021. The purpose of the financial outlook is to assist investors, shareholders and others in understanding certain financial metrics relating to expected 2021 financial results for evaluating the performance of this business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information” in this press release and "Cautionary Note Regarding Forward-Looking Statements" in our MD&A and in our Annual Report on Form 20-F for 2020, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a full year basis, which are consistent with annual full year plans approved by the TIP Inc. board of directors. Any updates to our full year financial guidance over the course of the year would only be made to the guidance ranges that appear above.

Trilogy International Partners Inc.	First Quarter 2021

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with U.S. GAAP with several customer-focused performance metrics and non-U.S. GAAP financial measures which are utilized by our management to evaluate our performance. Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net (loss) income (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense (benefit); interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); gain on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for Net (loss) income, the most directly comparable U.S. GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2021	2020	% Chg

Net loss	(11.7)	(17.3)	32%

Add:
Interest expense	13.3	11.4	17%
Depreciation, amortization and accretion	28.2	26.0	9%
Income tax expense	3.6	3.1	17%
Change in fair value of warrant liability	(0.1)	0.1	(206%)
Other, net	(1.8)	2.0	(193%)
Equity-based compensation	1.0	1.0	(4%)
Loss on disposal of assets and sale-leaseback transaction	0.4	0.7	(38%)
Transaction and other nonrecurring costs(1)	-	0.5	(100%)
Consolidated Adjusted EBITDA(2)	32.9	27.4	20%
Net loss margin(3)	(8.5%)	(13.5%)	5.0 pts
Consolidated Adjusted EBITDA Margin(2) (4)	23.8%	21.4%	2.4 pts

pts - percentage points
Notes:
(1)2020 includes costs related to the implementation of the new lease standard of approximately $0.4 million
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3)Net loss margin is calculated as Net loss divided by Service revenues.
(4)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Trilogy International Partners Inc.	First Quarter 2021

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions, seasonal fluctuations and foreign currency movements, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net (loss) income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP:

	2021	2020				2019
(US dollars in millions except per share data, unaudited)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Service revenues	138.2	134.6	126.3	115.3	127.8	131.2	134.1	136.1
Equipment sales	31.1	34.2	27.5	19.7	25.0	34.9	26.4	43.5
Total revenues	169.3	168.8	153.7	135.0	152.8	166.1	160.5	179.6
Operating expenses	(166.1)	(169.4)	(149.5)	(143.3)	(153.6)	(162.5)	(154.2)	(172.9)
Operating income (loss)	3.3	(0.6)	4.3	(8.3)	(0.8)	3.6	6.3	6.7
Interest expense	(13.3)	(12.7)	(11.3)	(11.1)	(11.4)	(11.3)	(11.2)	(11.8)
Change in fair value of warrant liability	0.1	0.1	(0.1)	-	(0.1)	0.2	0.2	0.1
Other, net	1.8	(1.5)	(0.2)	(1.0)	(2.0)	1.5	0.4	(0.2)
Loss before income taxes	(8.2)	(14.7)	(7.3)	(20.4)	(14.2)	(6.0)	(4.3)	(5.2)
Income tax (expense) benefit	(3.6)	(5.5)	(15.7)	1.2	(3.1)	44.4	(0.8)	(1.1)
Net (loss) income	(11.7)	(20.2)	(23.0)	(19.2)	(17.3)	38.4	(5.1)	(6.4)
Net loss (income) attributable to noncontrolling interests	3.0	7.8	9.8	8.2	6.1	(21.1)	0.3	0.7
Net (loss) income attributable to TIP Inc.	(8.7)	(12.4)	(13.2)	(11.0)	(11.1)	17.3	(4.8)	(5.6)
Net (loss) income attributable to TIP Inc. per share:
Basic	(0.15)	(0.21)	(0.23)	(0.19)	(0.19)	0.30	(0.08)	(0.10)
Diluted	(0.15)	(0.21)	(0.23)	(0.19)	(0.19)	0.30	(0.08)	(0.10)

Trilogy International Partners Inc.	First Quarter 2021

Supplementary Information

Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2021	2020

Revenues
Wireless service revenues	109.9	106.6
Wireline service revenues	26.2	18.8
Equipment sales	31.1	25.0
Non-subscriber international long distance and other revenues	2.2	2.4
Total revenues	169.3	152.8

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	54.0	51.2
Cost of equipment sales	34.1	26.2
Sales and marketing	20.5	21.6
General and administrative	28.8	27.9
Depreciation, amortization and accretion	28.2	26.0
Loss on disposal of assets and sale-leaseback transaction	0.4	0.7
Total operating expenses	166.1	153.6
Operating income (loss)	3.3	(0.8)

Other (expenses) income
Interest expense	(13.3)	(11.4)
Change in fair value of warrant liability	0.1	(0.1)
Other, net	1.8	(2.0)
Total other expenses, net	(11.4)	(13.4)
Loss before income taxes	(8.2)	(14.2)

Income tax expense	(3.6)	(3.1)
Net loss	(11.7)	(17.3)
Less: Net loss attributable to noncontrolling interests	3.0	6.1
Net loss attributable to Trilogy International Partners Inc.	(8.7)	(11.1)

Comprehensive (loss) income
Net loss	(11.7)	(17.3)
Other comprehensive loss:
Foreign currency translation adjustments	(6.1)	(21.2)
Other comprehensive loss	(6.1)	(21.2)
Comprehensive loss	(17.8)	(38.4)
Comprehensive loss attributable to noncontrolling interests	6.0	16.7
Comprehensive loss attributable to Trilogy International Partners Inc.	(11.8)	(21.8)

Trilogy International Partners Inc.	First Quarter 2021

Condensed Consolidated Balance Sheets

(US dollars in millions, unaudited)	March 31, 2021	December 31, 2020

ASSETS
Current assets:
Cash and cash equivalents	61.7	71.2
Restricted cash	31.6	31.3
Short-term investments	7.0	10.0
Accounts receivable, net	59.6	55.4
EIP receivables, net	43.5	43.5
Inventory	11.8	14.6
Prepaid expenses and other current assets	44.1	28.8
Total current assets	259.4	254.9

Property and equipment, net	339.3	362.9
Operating lease right-of-use assets, net	150.4	156.0
License costs and other intangible assets, net	87.7	85.5
Goodwill	9.9	10.2
Long-term EIP receivables	36.9	37.3
Deferred income taxes	33.1	37.6
Other assets	46.9	44.6
Total assets	963.6	989.0

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	25.4	19.9
Construction accounts payable	15.2	16.5
Current portion of debt and financing lease liabilities	34.6	21.0
Customer deposits and unearned revenue	25.9	27.4
Short-term operating lease liabilities	17.5	17.9
Other current liabilities and accrued expenses	104.7	116.4
Total current liabilities	223.3	219.1

Long-term debt and financing lease liabilities	624.8	630.8
Deferred income taxes	7.9	8.0
Non-current operating lease liabilities	134.0	138.5
Other non-current liabilities	29.6	31.6
Total liabilities	1,019.6	1,027.9

Commitments and contingencies

Total shareholders’ deficit	(56.0)	(38.9)

Total liabilities and shareholders’ deficit	963.6	989.0

Trilogy International Partners Inc.	First Quarter 2021

Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(US dollars in millions, unaudited)	2021	2020

Operating activities:
Net loss	(11.7)	(17.3)
Adjustments to reconcile net loss to net cash used in
operating activities:
Provision for doubtful accounts	2.4	3.1
Depreciation, amortization and accretion	28.2	26.0
Equity-based compensation	1.0	1.0
Loss on disposal of assets and sale-leaseback transaction	0.4	0.7
Non-cash right-of-use asset lease expense	4.9	4.6
Non-cash interest expense, net	1.8	0.8
Settlement of cash flow hedges	(0.6)	(0.3)
Change in fair value of warrant liability	(0.1)	0.1
Non-cash (gain) loss from change in fair value on cash flow hedges	(0.9)	2.0
Unrealized (gain) loss on foreign exchange transactions	(0.9)	0.6
Deferred income taxes	3.3	(0.6)
Changes in operating assets and liabilities:
Accounts receivable	(6.7)	(7.5)
EIP receivables	(2.6)	(0.9)
Inventory	2.4	(1.7)
Prepaid expenses and other current assets	(15.7)	(17.0)
Other assets	(1.7)	0.6
Accounts payable	5.7	3.2
Customer deposits and unearned revenue	(0.7)	1.3
Operating lease liabilities	(4.3)	(4.0)
Other current liabilities and accrued expenses	(9.3)	(7.8)
Net cash used in operating activities	(5.3)	(13.1)

Investing activities:
Purchases of property and equipment	(11.2)	(16.1)
Additions to license costs	(6.2)	-
Maturities and sales of short-term investments	3.0	-
Other, net	(1.5)	(1.7)
Net cash used in investing activities	(15.9)	(17.7)

Financing activities:
Proceeds from EIP receivables financing obligation	20.7	10.4
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(7.5)	(214.2)
Proceeds from debt	-	211.6
Dividends to noncontrolling interests	-	(5.1)
Debt issuance and modification costs	-	(1.4)
Other, net	(0.3)	(0.2)
Net cash provided by financing activities	12.9	1.1

Net decrease in cash, cash equivalents and restricted cash	(8.3)	(29.8)
Cash, cash equivalents and restricted cash, beginning of period	102.5	78.5
Effect of exchange rate changes	(0.9)	(1.7)
Cash, cash equivalents and restricted cash, end of period	93.3	47.1

Trilogy International Partners Inc.	First Quarter 2021

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward–looking statements may relate to the future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “preliminary”, “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to TIP Inc.’s and Trilogy LLC’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, resulting therefrom, as well as limits, restrictive covenants and restrictions set forth in Trilogy LLC’s and its subsidiaries’ credit agreements, including certain limitations on Trilogy LLC’s and its subsidiaries’ ability to buy and sell assets resulting therefrom; the ability of 2degrees to consummate a partial listing of its shares on the New Zealand Stock Exchange and/or the Australian Securities Exchange, the timing of any such listing, and, as the result of any such listing, the reduction of debt, the acceleration of growth initiatives at 2degrees, and the expected level of the TIP Inc.’s retained interest in 2degrees; the results of the Exchange Offer and Consent Solicitation relating to Trilogy LLC’s 8.875% Notes due 2022 and the results of the Consent Solicitation for the TISP 2022 Notes; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or its subsidiaries’ ability to pay interest and to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia, including the impact of the recent presidential election; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers including Huawei Technologies Company Limited and its subsidiaries and affiliates; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; risks surrounding climate change and other environmental factors; foreign exchange and interest rate changes; currency controls and withholding taxes; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; changes to TIP Inc.’s dividend policy; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC being required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of the Common Shares price; dilution of the Common Shares; market coverage; TIP Inc.’s or its subsidiaries’ failure to pay dividends, TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Trilogy International Partners Inc.	First Quarter 2021

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts
Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

Trilogy International Partners Inc.	First Quarter 2021